WATER – our daily elixir of life



2007
SHAREHOLDER-INFORMATION
for the 3rd quarter

Water Technologies for a Better Life

BWT
BEST WATER TECHNOLOGY

Dear shareholders,

Sales development:
+10.1% to € 289.3 million

the BWT – Best Water Technology – Group continued its expansion in Q3. With revenue of € 94.1 million, the previous year's figure of € 88.5 million was exceeded by 6.3% and EBIT increased disproportionately by 8% to € 7.8 million. In the first nine months of the 2007 financial year, the BWT Group increased its consolidated revenue by 10.1% from € 262.8 million to € 289.3 million and EBIT by 11.2% from € 25.7 million to € 28.6 million. The group's leading role on the European water treatment market was further consolidated.

The development of the individual business segments was as follows:

Segment (Values in € 1,000s)	1-9 / 2007	1-9 / 2006	+ / - %
Austria / Germany	120,217	109,810	+9.5%
France / Benelux	73,773	66,535	+10.9%
Scandinavia	31,048	31,232	-0.6%
Italy / Spain	24,219	23,549	+2.8%
Switzerland / Others	40,047	31,637	+26.6%
BWT Group	**289,304**	**262,763**	**+10.1%**

Segment (Values in € 1,000s)	7-9 / 2007	7-9 / 2006	+ / - %
Austria / Germany	38,856	38,534	+0.8%
France / Benelux	24,247	20,146	+20.4%
Scandinavia	10,297	10,912	-5.6%
Italy / Spain	7,296	7,383	-1.2%
Switzerland / Others	13,427	11,564	+16.1%
BWT Group	**94,123**	**88,539**	**+6.3%**

With an increase of 20.4%, Q3 development in the France / Benelux segment was particularly positive, compared with a cessation in growth in Scandinavia due to weak results in Norway and Finland. Business in Eastern Europe was characterized once again by substantial double-digit growth rates, while in Switzerland a revenue increase was achieved despite the unfavorable exchange rate.

In addition to the creation of the "Point-of-Use" business, Asia and Eastern Europe represent focal points for the BWT growth strategy. In the first three quarters of 2007, revenue in Eastern Europe increased by 20% from € 18.4 million last year to € 22.1 million. Revenue in Asia increased by 27% to € 2.8 million.

After the somewhat disappointing first half of the year, the service and spare parts business developed better in Q3 and is now achieving accumulated growth of 10% in line with business overall. This area now contributes, as last year, 20.3% of group revenue. FuMA-Tech, which operates in the area of fuel cells, achieved revenue of € 1.6 million on a par with last year with an additional order book level valued at € 0.9 million. This means the expectations for the 2007 financial year are likely to be fulfilled.

The order book level of the BWT Group was € 62.2 million as at September 30, 2007, a 4.3% increase compared with the same time last year and a 10.3% increase compared with the start of the year.

Earnings development:
EBIT € 28.6 million, +11.2% year-on-year

With an increase in EBIT of 8%, earnings developed better than revenue in Q3 also. Accumulated EBIT of € 28.6 million (9.9% of revenue) was achieved after nine months, which equals an increase of 11.2% compared with the previous year's figure of € 25.7 million. Consolidated earnings after minority interests increased by 11.1% to € 20.1 million.

Segment results

EBIT breaks down by business segment as follows:

Segment (in € 1000s)	1-9 / 2007	1-9 / 2006	+ / - %
Austria / Germany	10,031	8,983	+11.7%
France / Benelux	5,842	5,232	+11.7%
Scandinavia	4,014	4,392	-8.6%
Italy / Spain	3,740	3,989	-6.2%
Switzerland / Others	4,924	3,084	+59.7%
BWT Group	**28,551**	**25,680**	**+11.2%**

Segment (in € 1000s)	7-9 / 2007	7-9 / 2006	+ / - %
Austria / Germany	2,837	2,035	+39.4%
France / Benelux	1,325	956	+38.6%
Scandinavia	1,336	1,841	-27.4%
Italy / Spain	971	1,310	-25.9%
Switzerland / Others	1,368	1,112	+23.0%
BWT Group	**7,837**	**7,254**	**+8.0%**

Q3 saw different results in the individual business segments: Italy / Spain was characterized by an unsatisfactory result in Spain and the start of the market launch of Point-of-Use products. In Scandinavia, the continued positive development in Denmark could not compensate for the substantial deterioration in earnings caused by revenue in Norway and Finland. Switzerland / Others continued the pleasing trend of the first half of the year, and France / Benelux gained ground thanks to a more than 20% increase in revenue. The recovery of accounts receivable which had already been written off compensated for an unfavorable product mix, the higher costs for the production start for Point-of-Use and an increase in advertising expenditure in Austria / Germany leading to an accumulated 11.2% EBIT increase.

Material expenses and services in the BWT Group in the first three quarters of the year increased from 39.4% to 41.5% of revenue due to inventory changes. As in the first half of the year, this is due to the relatively high material tangents in the new business activities as well as an increase in the cost of raw materials.

Personnel expenses increased in the first nine months of the year by 7.3% to € 87.1 million due to both the expansion of the production and service capacities especially in Austria and Poland and wage increases. The workforce of the BWT Group totaled 2,313 people as at September 30, 2007 (2,202 at the end of the last financial year and 2,185 as at September 30, 2006).

The recent investments in the Point-of-Use business and to expand new production capacities resulted in the first three quarters of 2007 in an increase in depreciation of 8.9% to € 6.3 million.

Other operating income increased for various reasons including the successful recovery of accounts receivable which had been written off and the capitalized own work of € 0.7 million concerning development work for the Point-of-Use business.

Other operating expenses increased by 5% from € 49.7 million to € 52.2 million and amounted to 18.0% of revenue (previous year: 18.9%). The main causes for this increase are factors such as marketing costs, freight charges, fleet and travel costs as well as temporary employees which are directly involved with the expansion in business activities.

The financial result benefits from higher income from financial participations, causing financial income to increase from € 1.1 million to € 2.1 million. The increased interest rate caused a rise in the interest expense of 12.1% from € 1.7 million to € 1.9 million.

Thanks to the increase in EBIT and the better overall financial result, earnings before tax in the first nine months of the year increased by 14.4% from € 25.1 million to € 28.7 million, equaling 9.9% of revenue (previous year: 9.6%). Good results in high-tax countries and back payments of taxes for previous years led to an increase in the average consolidated tax rate from 27.5% to 30.3%. The net profit for the BWT Group increased in the first three quarters by 9.8% from € 18.2 million to € 20.0 million compared with the previous year.

The profit shares of minority shareholders fell from € +0.1 million to € -0.1 million, as a result of which the consolidated earnings after minority interests increased by 11.1% from € 18.1 million to € 20.1 million. The number of shares issued remained unchanged, so that earnings per share came to € 1.13 after € 1.01 in the previous year.

Development of the asset and financial position

Despite the improved earnings, cash flow from operating activities fell year-on-year from € 17.4 million to € 10.2 million in the period from January to September 2007. The expansion of working capital for delivery requirements and stock is primarily responsible for this. There was increased demand for stock in the production companies in Austria, Germany and France. This is due to stockbuilding as a precautionary measure in the light of rising raw material prices and the new Point-of-Use product range.

Higher investments in tangible assets (€ 9.0 million after € 6.4 million the previous year) led to cash flow from investment activities of € -9.3 million (previous year: € -7.3 million). The higher dividend payment also contributed to the increase in net debt as at September 2007 compared with the end of the previous year (from € 24.7 million to € 31.1 million).

Gearing as at September 30, 2007, increased compared with the previous year from 20.8% to 25.5% and was 22.6% at the end of the previous year.

Group equity totaled € 121.9 million at the end of September 2007, thus resulting in an equity ratio of 42.1% (previous year: 40.4%).

Risk situation

The most important potential threats to earnings for the BWT Group in the last quarter of 2007 come from two sources: a continuing decline in gross margin due to the increase in the raw material and component purchase prices, and a possible delay in the continued creation of production facilities for and in the market launch of Point-of-Use products.

It is also possible that purchases and/or the creation of new subsidiaries (whether they have already taken place or take place in the future) will be less successful and impact on the group's earnings situation negatively.

Outlook

The Management Board of BWT Aktiengesellschaft still expects for the current financial year with the prevailing market conditions consolidated revenue in excess of € 390 million and consolidated net earnings of € 25 million. Above-average increases are to be expected in the future due to the expansion of the product range, especially in the field of so-called "Point-of-Use" and expansion into the growth regions of Eastern Europe and Asia.

Consolidated profit and loss account for the first three quarters

in € 1000s (unaudited)		1-9/2007 Amount	1-9/2006 Amount	3rd quarter 2007 Amount	3rd quarter 2006 Amount
SALES		289,303.5	262,762.6	94,122.6	88,538.7
Other operating income	(4)	4,280.2	2,953.3	1,248.6	753.6
Changes in inventory of finished and unfinished products		2,696.5	501.0	958.2	-111.3
Other capitalised labour, overheads and material		715.0	138.8	420.5	67.6
Materials and purchased services		-122,821.2	-104,027.6	-41,082.6	-37,105.8
Personnel costs		-87,120.9	-81,165.1	-29,202.6	-26,238.1
Depreciation		-6,349.9	-5,831.5	-2,147.7	-1,920.2
Other operating expenses		-52,152.5	-49,652.0	-16,479.9	-16,731.2
RESULT FROM OPERATING ACTIVITIES		28,550.7	25,679.5	7,837.1	7,253.3
Financial income	(5)	2,078.4	1,122.7	754.5	57.7
Financial expenses	(5)	-1,888.6	-1,684.5	-719.9	-536.7
EARNINGS BEFORE TAX		28,740.5	25,117.7	7,871.7	6,774.3
Taxes on income	(6)	-8,759.5	-6,911.9	-2,703.3	-1,825.4
NET PROFIT FOR THE PERIOD		19,981.0	18,205.8	5,168.4	4,948.9
of which to shareholders of the parent company		20,112.1	18,096.8	5,162.0	4,926.5
of which to minority shares		-131.1	109.0	6.4	22.4
EARNINGS PER SHARE (in €): undiluted = diluted		1.13	1.01	0.29	0.28
Number of shares issued		17,833,500	17,833,500	17,833,500	17,833,500

Consolidated balance sheet

in € 1000s	As at 30.09.2007 unaudited	As at 31.12.2006 audited
ASSETS		
Goodwill	26,880.0	26,768.2
Other intangible assets	15,273.7	16,368.6
Tangible assets	56,762.9	53,402.9
Financial assets	7,444.4	6,827.8
Trade receivables	424.0	82.1
Receivables from companies with which a participation is held	130.6	133.6
Other receivables from third parties	365.2	311.5
Deferred tax claims	4,980.8	5,538.4
Long-term assets	112,261.6	109,433.1
Inventories	63,065.2	52,439.3
Trade receivables	79,158.3	66,424.7
Receivables from long-term orders	9,320.0	5,193.7
Receivables from companies with which a participation is held	876.9	1,048.4
Income tax reimbursement claims	1,198.9	2,119.6
Other receivables from third parties	5,179.0	5,565.7
Liquid funds	18,608.5	14,223.4
Current assets	177,406.8	147,014.8
TOTAL ASSETS	289,668.4	256,447.9

in € 1000s	As at 30.09.2007 unaudited	As at 31.12.2006 audited
LIABILITIES		
Share capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings	88,529.5	74,659.1
Other reserves	-1,310.5	-1,083.0
	122,148.3	108,505.4
Minority interests	-231.4	698.4
Equity	121,916.9	109,203.8
Provisions for social overhead capital	26,464.3	26,398.1
Deferred tax liabilities	4,489.2	4,335.0
Other provisions	1,878.3	1,729.4
Bonds	17,000.0	17.000.0
Interest-bearing financial liabilities	11,009.1	6,717.3
Other liabilities	765.3	769.6
Long-term liabilities	61,606.2	56,949.4
Current tax liabilities	5,419.8	5,412.5
Other provisions	19,031.2	15,682.4
Interest-bearing financial liabilities	21,704.2	15,191.8
Trade payables	30,911.1	30,196.9
Liabilities to companies with which a participation is held	727.1	0.2
Other liabilities	28,351.9	23,810.9
Short-term liabilities	106,145.3	90,294.7
TOTAL LIABILITIES	289,668.4	256,447.9

Group cash flow

in € 1000s (unaudited)	1-9/2007	1-9/2006
Liquid funds as of 1 January	14,223.4	18,559.8
CASH FLOW from result	26,365.6	24,358.0
Changes in working capital	-16,215.0	-6,956.2
CASH FLOW from operating activities	10,150.6	17,401.8
CASH FLOW from investment activities	-9,290.8	-7,298.2
CASH FLOW from financing activities	3,752.8	-7,861.8
Other (currency changes etc.)	-227.5	-326.0
Liquid funds as of 30 September	18,608.5	20,475.6

Changes in shareholders' equity

in € 1000s	Share capital	Capital reserve	Retained earnings	Other reserve	Sub-total	Minority shares	Equity
As of 31 December 2006	17,833.5	17,095.8	74,659.1	-1,083.0	108,505.4	698,4	109,203.8
Net attributable profit	0.0	0.0	20,112.1	0.0	20,112.1	-131.1	19,981.0
Currency translation	0.0	0.0	0.0	-227.5	-227.5	0.8	-226.7
Result for the entire period	0.0	0.0	20,112.1	-227.5	19,884.6	-130.3	19,754.3
Dividend payment	0.0	0.0	-6,241.7	0.0	-6,241.7	0.0	-6,241.7
Change in minorities	0.0	0.0	0.0	0.0	0.0	-799.5	-799.5
As of 30 September 2007	17,833.5	17,095.8	88,529.5	-1,310.5	122,148.3	-231.4	121,916.9

in € 1000s	Share capital	Capital reserve	Retained earnings	Other reserve	Sub-total	Minority shares	Equity
As of 31 December 2005	17,833.5	17,095.8	58,888.4	-1,060.9	92,756.8	585.5	93,342.3
Net attributable profit	0.0	0.0	18,096.8	0.0	18,096.8	109.0	18,205.8
Currency translation	0.0	0.0	0.0	-326.0	-326.0	-11.3	-337.3
Result for the entire period	0.0	0.0	18,096.8	-326.0	17,770.8	97.7	17,868.5
Dividend payment	0.0	0.0	-5,350.1	0.0	-5,350.1	0.0	-5,350.1
Change in minorities	0.0	0.0	0.0	0.0	0.0	68.5	68.5
As of 30 September 2006	17,833.5	17,095.8	71,635.1	-1,386.9	105,177.5	751.7	105.929,2

NOTES to the interim financial consolidated statements September 30, 2007

1. General explanations and principles

These interim financial consolidated statements of BWT Aktiengesellschaft, headquartered in Austria, 5310 Mondsee, Walter-Simmer-Straße 4, were prepared in accordance with the principles of the International Financial Reporting Standards, the regulations for interim financial statements (IAS 34) under the supervision of the Management Board and released for publication by Management Board resolution on November 2, 2007.

The interim financial consolidated statements do not include all the information required of the consolidated annual financial statements. Therefore, the interim financial statements should be read in conjunction with the latest consolidated annual financial statements dated December 31, 2006, to which reference is made, particularly in relation to the use of the same accounting and valuation regulations.

The scope of consolidation has increased by 4 to 51 companies compared to December 31, 2006. One of the companies is consolidated proportionally; the others are all fully consolidated.

2. Seasonality of the business

Due to shifts in the product mix, lower profitability is normally to be expected in the second half of the year though revenue distribution remains stable. New product launches and initial consolidations following acquisitions can also lead to fluctuations in the period distribution of revenue and profits.

3. Dividend payments

On June 1, 2007, the dividend of € 6,241,725 (€ 0.35 per share) resolved at the Annual General Meeting on May 24, 2007, was paid out. The previous year, payment came to € 5,350,050 (€ 0.30 per share).

4. Other operating income

in € 1000s, 1.1. - 30.9. (unaudited)	2007	2006
Income from disposal of tangible assets	185.0	75.8
Licensing revenues	169.9	294.1
Proceeds from the release of provisions	112.9	49.8
Proceeds from bonus / commission agreements	319.5	538.3
Other income	3,492.9	1,995.3
TOTAL	4,280.2	2,953.3

Other income relates mainly to proceeds from the further settlement of transport costs and administration services. As of the end of September 2007, other income includes proceeds from the incorporation of adjusted receivables worth T€ 840.9.

5. Financial result

in € 1000s , 1.1. - 30.9. (unaudited)	2007	2006
Income from participations	1,662.8	711.5
Earnings from other securities	33.5	28.4
Other interest and similar income	382.1	382.8
FINANCIAL INCOME	2,078.4	1,122.7
Interest and similar expenses	-1,888.6	-1,684.5
FINANCIAL EXPENSES	-1,888.6	-1,684,5

6. Taxes on income

in € 1000s, 1.1. - 30.9. (unaudited)	2007	2006
Corporation tax for the period	-7,508.6	-6,822.3
Corporation tax for previous years	-539.1	-53.7
Changes in deferred taxes	-711.8	-35.9
TOTAL	-8,759.5	-6,911.9

7. Segment reporting

1.1. - 30.9.2007 in € 1000s	Austria / Germany	France / Benelux	Scandinavia	Italy / Spain	Switzerland / Others	Elimination	Overall total
External sales	120,217.0	73,772.6	31,048.3	24,218.6	40,047.0	0.0	289,303.5
Internal sales	9,613.0	3,288.9	274.3	39.2	998.5	-14,213.9	0.0
Total	129,830.0	77,061.5	31,322.6	24,257.8	41,045.5	-14,213.9	289,303.5
Divisional earnings (EBIT)	10,031.1	5,842.1	4,014.0	3,740.0	4,923.5	0.0	28,550.7
Financial result							189.8
Taxes on earnings							-8,759.5
Minority interests							131.1
Net profit to be allotted to shareholders in the parent company							20,112.1

1.1. - 30.9.2006 in € 1000s	Austria / Germany	France / Benelux	Scandinavia	Italy / Spain	Switzerland / Others	Elimination	Overall total
External sales	109,810.3	66,535.3	31,231.8	23,548.9	31,636.3	0.0	262,762.6
Internal sales	8,199.4	3,176.0	84.7	29.3	760.2	-12,249.6	0.0
Total	118,009.7	69,711.3	31,316.5	23,578.2	32,396.5	-12,249.6	262.762.6
Divisional earnings (EBIT)	8,982.7	5,231.6	4,392.5	3,988.7	3.084.0	0.0	25,679.5
Financial result							-561.8
Taxes on earnings							-6,911.9
Minority interests							-109.0
Net profit to be allotted to shareholders in the parent company							18,096.8

8. Fixed assets

In the first nine months of the 2007 financial year, the BWT Group invested a total of T€ 9,037.2 (previous year: T€ 6,353.1) in tangible and intangible assets, and T€ 996.2 (previous year: T€ 571.2) in financial assets.

Disposal of assets with a residual value of T€ 802.0 (previous year: T€ 207.3) led to a profit of T€180.4 (previous year: T€ 66.3). For the acquisition of companies, there were outflows of T€ 239.9 (previous year: T€ 647.5).

Initial consolidation* from 1.4.2007 in € 1000s (unaudited)	Quality Tech	Total
Long-term assets	0.0	0.0
Short-term assets	337.6	337.6
TOTAL ASSETS	337.6	337.6
Equity	128.0	128.0
Long-term liabilities	13.8	13.8
Short-term liabilities	195.8	195.8
TOTAL LIABILITIES	337.6	337.6
Acquired share in equity	128.0	128.0
Goodwill	-	111.8
Purchase price	-	239.9
minus acquired liquid funds	-	-0.1
Cash flow for the acquisition minus acquired liquid funds	-	-239.8

*) Preliminary values (IFRS 3.62)

The acquired company has contributed revenue of T€ 375.0 and EBIT of T€ 23.1 to the Group result since April 1, 2007.

9. Financing activities

The interest-bearing financial liabilities increased by T€ 10,804.2 in the first nine months. This is due to the increased demand for working capital which itself arose from the increased operating activities. Compared with June 30, 2007, the interest-bearing financial liabilities fell by T€ 7,837.8. The main source of finance was short-term bank lines. On a long-term basis, new loans to finance participations and investments in tangible assets worth T€ 4,275.0 were used. In addition, a subsidiary issued a participation certificate with a nominal value of T€ 3,500.0.

10. Other liabilities and uncertain liabilities

The company has assumed the following sureties and guarantees:

in € 1000s (unaudited)	30.9.2007	31.12.2006
Sureties and bank guarantees	13,395.9	8,191.3
Liabilities arising from bills of exchange	158.9	263.1
Miscellaneous	0.0	250.0
TOTAL	13,554.8	8,704.4

The sureties and guarantees include liabilities of T€ 490.7 (December 31, 2006: T€ 504.0) for subsidiaries of the CHRIST Group, for which BWT AG accepted releases from liability on the part of Christ Water Technology AG, Mondsee.

The BWT Group is planning to construct a new center for water technology near Budapest. The center will be home to BWT and CHRIST companies, as well as external companies. For this reason, BWT AG intends to conclude a long-term operate leasing agreement with an investment volume of around T€ 7,500 and a term of 15 years.

11. Derivative financial instruments

The BWT Group has concluded the following derivatives in order to hedge the interest change risk:

30.9.2007 (unaudited)	Nominal amount in € 1000s	Market value in € 1000s
Interest rate swap 1999 - 2009	17,000.0	1,115.2
Interest rate swap 1999 - 2009	17,000.0	217.6
Interest rate swap 2006 - 2008	1,800.0	-19.8
Interest rate swap 2007 - 2009	17,000.0	-17.2
Cap EUR 2005 - 2008	3,000.0	32.1

30.9.2007 (unaudited)	Nominal amount in € 1000s	Market value in € 1000s
Verkauf Swaption 2006-2013	3,600.0	-11.8

30.9.2007 (unaudited)	Nominal amount in $ 1000s	Market value in € 1000s
Terminverkäufe von $ gegen DKK	1,162.0	76.7
Terminkäufe von $ gegen €	1,350.0	-12.3

12. Information about associated companies and persons

Due to the fact that important shareholders in BWT Aktiengesellschaft are also shareholders of Christ Water Technology AG, which is also listed on the Vienna stock exchange, trade relationships between the BWT Group and the CHRIST Group are to be regarded as transactions with associated companies.

In the first nine months of 2007, companies in the CHRIST Group supplied companies in the BWT Group with materials to the value of T€ 2,717.8 (previous year: T€ 2,490.3) and services worth T€ 575.0 (previous year: T€ 634.9). Conversely, the deliveries and services provided by the BWT Group to the CHRIST Group amounted to T€ 10,041.1 (previous year: T€ 11,654.0) during the same period. Of this figure, T€ 8,114.1 (previous year: T€ 7,847.7) related to Christ Aqua Ecolife AG deliveries for the CHRIST Group. As of the date of the interim financial statements (September 30, 2007), the BWT Group has receivables against the CHRIST Group of T€ 2,963.4 (previous year: T€ 2,693.6) and liabilities of T€ 408.8 (previous year: T€ 637.1).

Andreas Weißenbacher, Chairman of the BWT AG Management Board, is a Managing Director of Aqua Engineering GmbH which belongs to the CHRIST Group. The managers of Anna International Ltd. have provided the company with a subordinate loan of T€ 1,500.00.

13. Other information

Material events after the balance sheet date

There were no reportable events after the balance sheet date for the interim financial statements which would have been of significance for the assessment as of September 30, 2007.

Mandatory information about waiving an inspection by an auditor

The present interim financial consolidated statements have not been inspected by an auditing company or audited.

Declaration of the Management Board pursuant to Article 87 of the Stock Exchange Act

The Management Board members who have signed below declare that, to the best of their knowledge, the present interim financial statements, prepared in accordance with the International Financial Reporting Standards (IFRS), in particular IAS 34 (Interim Reporting), offer as accurate an image as possible of the assets, financial and earnings position of the BWT Group.

Mondsee, November 2, 2007

The Management Board

Andreas Weissenbacher	Gerhard Speigner
Chief Executive Officer	Chief Financial Officer

Financial Calendar 2008:

Final results FY 2007	28 March 2008
Q1 2008 report	9 May 2008
Annual general meeting	20 May 2008
Share trades ex-dividend	28 May 2008
Dividend payment day	2 June 2008
H1 2008 report	8 August 2008
Q3 2008 report	14 November 2008

Information and Inquiries:

BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Straße 4
Tel. +43/6232/5011-1113
Fax +43/6232/5011-1019
E-Mail: investor.relations@bwt.at

www.bwt-group.com

END